December 15, 2014

Securities and Exchange Commission

Division of Corporate Finance

Attn. Stephen Krikorian & Ryan Rohn

100 F. Street, N.E.

Washington, D.C. 20549

Stephen Krikorian Phone: 202-551-3488

Ryan Rohn Phone: 202-551-3739

Re:      AudioEye, Inc.

Form 10-K for the Fiscal Year ended December 31, 2013
Filed March 31, 2014
Form 10-Q for the Quarterly Period ended September 30, 2014
Filed November 7, 2014
File No. 333-177463

Dear Mr. Krikorian,

The following information is furnished in response to the comments in the Staff’s letter to me dated December 3, 2014.  For your convenience, the full text of the Staff’s comments is set forth below in bold italics, and the Company’s response to each comment directly follows the text of the comment.

Form 10-K for the Fiscal Year ended December 31, 2013

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Earnings (Loss) Per Share, page F-10

1.         Please tell us your consideration of disclosing the number of securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive. Refer to FASB ASC 260-10-50-1.c.

Answer: As of December 31, 2013 the Company was operating at a net loss and computed basic earnings (loss) per share by dividing the net loss by the weighted number of shares outstanding. The Company differentiated between the accounting policies used for basic and diluted earnings per share calculations to provide clarity between the two calculations. In the December 31, 2013 10-K filing, all dilutive elements were disclosed in Note 11 Options, Note 12 Warrants and Note 13 Performance Share Units.  The Company will disclose in its Form 10-K for its fiscal year

5210 E Williams Circle, Suite 500

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Securities and Exchange Commission

Attention: Stephen Krikorian & Ryan Rohn

December 15, 2014

ending December 31, 2014 the number and types of securities that were excluded from the EPS calculations.

Form 10-Q for the Quarterly Period ended September 30, 2014

Consolidated Statements of Cash Flows, page 4

2.         We note your discussion on page 6 related to your non-cash exchanges of licenses. Please tell us your consideration of providing additional disclosures identifying these exchanges as being non-cash in a table. Refer to FASB ASC 230-10-50-3 through 50-6.

Answer: The Company disclosed the non-monetary services and licensing exchanges in Note 1 of the financial statements. In the statement of cash flows, the Company identified the receipt of licenses and prepaid services as non-cash “add-backs” in the operating section as the transactions were deemed to be operating activities. In future filings, the Company will also identify the exchanges in the non-cash investing and financing section of the statement of cash flows.

Note 1: Organization and Basis of Presentation

Revenue Recognition, page 5

3.         Please address the following items related to your transactions where you engage in a non-cash exchange of a license of the Company for the license of your customer.

•                                         Clarify the types of licenses that you are exchanging with your customer.

Answer: The Company has a patent portfolio comprised of six issued patents in the United States that describe unique systems and methods for navigating devices and Internet content, as well as publication and automated solutions that connect to any content management system, and can deliver a mobile, usable, and accessible user experience to any consumer device.  The Company licenses to certain customers the right to incorporate the Company’s patented intellectual property in proprietary products that the customer intends to develop, market and sell in certain territories or vertical markets in exchange for the payment by the customer of an up-front licensing fee to the Company of $225,000 payable in cash or cross-license of the customer’s intellectual property (if the Company believes it may be able to commercialize such intellectual property), and the payment of future royalties by the customer to the Company based

5210 E Williams Circle, Suite 500

Tucson, AZ 85711

866.331.5324 • Office: 520.663.0007

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Securities and Exchange Commission

Attention: Stephen Krikorian & Ryan Rohn

December 15, 2014

on sales of the customer’s proprietary products that incorporate the licensed intellectual property of the Company.  In transactions where the Company has received a cross-license from a customer, the Company has received licenses for proprietary intellectual property consisting of technology platforms,  developed technology, patents and / or patents pending from customers as the licensor. Each of the licenses received are in a different line of business than that of the Company as described below.

•                                         Provide us with an example of a typical transaction. In this regard, we note your disclosure that the licenses received from your customers are sold, licensed or leased in a different line of business from the Company license delivered to the Company’s customers in the exchange.

Answer: Examples of the licenses granted to the Company by customers in prior transactions are as follows:

•                                         Example 1:  Customer 1 provides behavioral health services both in the U.S. and internationally.  The Company is licensing the customer’s proprietary scalable technology platform, which includes the management technology, within a HIPAA (“Health Insurance Portability and Accountability Act”) compliant hosting environment. The system is software-as-a-service platform (“SaaS”) that enables the management of Customer 1 and additional third party customer implementations to track progress, monitor treatment and support clinical decisions in the behavioral health field.  Through this license, the Company will use the behavioral management platform technology to provide enhancements to the Company’s service delivery and analytics. In addition, the technology will allow the Company to develop, market and sell products that incorporate behavioral management with its existing technology into a new vertical market of e-learning.

•                                         Example 2:  Customer 2 provides a service that adds virus protection, privacy, and spam–free email addresses to the everyday Internet browsing experience of end users. The Company is licensing the customer’s secure Internet and mobile browser proprietary architecture for which the customer has patents pending.  The Company is using the licenses to create secure talking pharmaceutical and home healthcare products for the elderly and disabled. The technology will allow the Company to develop, market and sell products with secure voice data and that

5210 E Williams Circle, Suite 500

Tucson, AZ 85711

866.331.5324 • Office: 520.663.0007

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Securities and Exchange Commission

Attention: Stephen Krikorian & Ryan Rohn

December 15, 2014

meet HIPPA requirements in the healthcare field. In addition, the Company is using the licensed intellectual property to be able to provide secure voice transactions in the corporate, e-commerce and legal fields.

•                                         Example 3:  Customer 3 provides monitored housing and behavioral health services. The Company is licensing the customer’s proprietary technologies and methods related to home care monitoring and patient care. The methods and systems are intended to improve care and responsiveness of caregivers, while building efficiencies into the homecare industry.  Through this license, the Company is creating a voice enabled home healthcare apparatus, system and technology that will allow the Company to develop, market and sell products in the area of home health care.

In the above examples, the Company obtained important proprietary technology in the behavioral health services, secure Internet and mobile browser, and home care monitoring and patient care fields to be used by the Company to develop products for and enter those markets.  The customers, in turn, received licenses for the Company’s intellectual property they intend to use to voice-enable their product offerings. In each of these transactions, the customers operate in a different business than the Company’s business model and the Company expects to receive royalties or other payments in the future.

•                                         Your disclosure indicates that licenses received from your customers are sold, licensed or leased in a different line of business. Please clarify how you make the determination that a company is in a different line of business.

Answer: The Company’s business is specifically focused on intellectual property development and licensing of intellectual property related to the accessibility of Internet websites by persons with disabilities. This specific focus on creating easy access and navigation to persons with disabilities also allows the Company to expand its product and service offerings. As a result, the Company actively seeks to expand into additional vertical markets in which the Company does not currently do business or has expertise, but in which the Company’s customers do business or have specific expertise.  Examples of a few of the Company’s customers are set forth above: behavioral health services field for Customer 1, secure Internet and mobile browser technology for Customer 2, and home care monitoring and patient care for Customer 3. The Company reviews each transaction to make a determination that such customer, and their proprietary intellectual property we would license, is in a different business line from that of the Company’s specific business line.

5210 E Williams Circle, Suite 500

Tucson, AZ 85711

866.331.5324 • Office: 520.663.0007

4825-5140-2017.3

Securities and Exchange Commission

Attention: Stephen Krikorian & Ryan Rohn

December 15, 2014

•                                         Please clarify why you do not record licenses at historical cost in transactions where you engage in a non-cash exchange of a license for the license of a customer. Refer to FASB ASC 985-845-55-1.

Answer: The licenses were not recorded at historical cost because they will be used in different lines of business. FASB ASC 985-845-55-1 refers to a Software Vendor’s Technology exchanged for technology received that is in a separate line of business. As described above, the Company reviews each transaction to make a determination that a customer, and their proprietary intellectual property we would license, is in a different business line from that of the Company’s specific business line.

•                                         Your disclosure on page 1 of your Form 10-K for the year ended December 31, 2013 indicates that you generate revenues through the sale of your software as a service (SaaS) technology platform. As such, it does not appear that you sell licenses as part of your regular business. Please tell us how you determined that ASC 985-605 and ASC 985-845-10 are the appropriate guidance for these non-cash exchanges of licenses. Similarly, tell us the guidance considered to present these non-cash exchanges as revenue rather than other income.

Answer: The Company determined that ASC 985-605 and ASC 985-845-10 were the appropriate guidance for these transactions through analogy as the licensing of our intellectual property is similar to the licensing of software. The licenses exchanged are measured at fair value using vendor-specific objective evidence as the licenses issued and the licenses received will be used in different lines of business. The revenue under the transactions is recognized upon delivery of the license. The Company also considered ASC 605 and ASC 845 in the process of making its determination that ASC 985-605 and ASC 985-845-10 were the appropriate guidance for these transactions as follows:

•                                         ASC 605:  The revenue under the Company’s licensing transactions is recognized when pervasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectability is reasonable assured (ASC 605) and probable (ASC 985-605).  Accordingly, the revenue recognition criteria are met under both ASC 605 and ASC 985-605 prior to the Company recognizing revenue under these transactions. Due to the nature of these transactions and that licensing of the Company’s technology is similar to the licensing of software, the Company relied upon ASC 985-605.

5210 E Williams Circle, Suite 500

Tucson, AZ 85711

866.331.5324 • Office: 520.663.0007

4825-5140-2017.3

Securities and Exchange Commission

Attention: Stephen Krikorian & Ryan Rohn

December 15, 2014

•                                         ASC 845:  The Company evaluated ASC 845 and determined that ASC 985-845 was more applicable to these transactions due to the licensing of the Company’s patents being similar to the licensing of software and because the focus of ASC 845 is on exchanges of inventory and barter transactions.

The sale of the SaaS technology platform is only one of the potential revenues streams the Company seeks to generate in its regular business. The Company develops, licenses and sells intellectual property and IP based products as a part of regular business operations and therefore does not consider intellectual property licensing of non-cash exchanges to be outside of its regular business.  The Company completed a number of licensing transactions over the regular course of its business in 2014 through September 30, 2014.  Additional revenues streams are listed in the December 31, 2013 10-K on page 5, as follows:

“We are in the business of the development and commercial exploitation of our intellectual property.  Functionally, we organize our operations into two distinct business units:

•                                         The IP Group is charged with the development of additional intellectual property, development and implementation of a licensing strategy, and the prosecution and enforcement of our existing patent portfolio.

•                                         The Services Group is charged with the commercialization of our intellectual property, business development, and sales and marketing of our services and product offerings.

Our business model is built on the commercialization of our intellectual property through multiple avenues and business channels:

•                                         Generate revenue through the sale of services and products to corporate publishers.

•                                         Generate revenue from the sale of services and products to consumer websites.

•                                         Generate revenue from the sale of services and products to federal, state and local governments.

•                                         Generate revenue from the sales of AudioEye Advertising technology.

5210 E Williams Circle, Suite 500

Tucson, AZ 85711

866.331.5324 • Office: 520.663.0007

4825-5140-2017.3

Securities and Exchange Commission

Attention: Stephen Krikorian & Ryan Rohn

December 15, 2014

•                                         Generate revenue from technology licenses and royalties of our intellectual property.”  (Emphasis Added)

In determining the presentation of these non-cash exchange transactions, the Company considered FASB Concepts Statement 6 which defines revenue as inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations. As described above, technology licensing of the Company’s intellectual property is one of the ongoing major activities of the Company.

•                                         Given that it does not appear that you sell licenses in your day-to-day operations, explain in sufficient detail how you determined the fair value of the licenses involved in the exchange.

Answer: As set forth above, the Company develops, licenses and sells intellectual property and IP based products as a part of regular business operations.

The fair value of the technology or services exchanged or received is determined within reasonable limits and used to determine vendor-specific objective evidence. The Company uses fair value guidance of the VSOE under ASC 985-605. In establishing the fair value, the Company relied on the following initial transaction:

In March 2014, the Company entered into a license agreement whereby it sold a license for its patents to a customer for $225,000 cash which was received by the Company in April 2014. Around the same time as this license sale transaction, the Company also entered into a service agreement with the customer whereby the Company paid $225,000 cash for services to be provided. The cash was paid by the Company during April 2014. Due to the reciprocal nature of the cash under these transactions, the Company accounted for and disclosed these transactions as a non-monetary exchange. The services purchased by the Company under this transaction consist of the customer orchestrating 50 teaming/partnership agreements on behalf of the Company at a price of $4,500 per agreement.

FASB ASC 985-605-25-6 states that for an element not yet being sold separately, the fair value would be based on the price established by management having the relevant authority. The fair value established by management, which is based upon this March 2014 transaction, was $225,000.

5210 E Williams Circle, Suite 500

Tucson, AZ 85711

866.331.5324 • Office: 520.663.0007

4825-5140-2017.3

Securities and Exchange Commission

Attention: Stephen Krikorian & Ryan Rohn

December 15, 2014

Management is executing a strategy for marketing and building the Company’s business by using existing assets such as its patents in lieu of spending resources to acquire specific technological and sales expertise in numerous vertical markets both domestically and internationally. Benefits realized to date include executed SaaS contracts, entry into international markets, new development and non-recurring engineering contracts.

4.         We note that you engage in transactions that involve a non-cash exchange of a license of the Company for the services of your customer. Please address the following items:

•                                         Explain the type of services that you receive from your customer. Clarify if services are received from more than one customer.

Answer: The Company receives prepaid services, including marketing consulting services, human resources consulting services, and website and software development services, in exchange for licenses from the Company in some transactions. Services have been received from multiple customers, in multiple vertical markets and in varied geographic areas.  Some examples of the prepaid services received in return for licenses from the Company are as follows:

•                                         Customer 4 offers monthly consulting services in the corporate, government and medical markets primarily in the areas of non-recurring engineering, web design and development. The services received by the Company have included the development of mobile and Internet applications for other customers.

•                                         Customer 5 offers monthly human resources diversity consulting services in the corporate and government areas. The services received by the Company include the integration of our SaaS platform into the fields of digital online jobs postings and the sales and distribution of the combined systems. The Company already has executed additional agreements with new customers as a result of the consulting services provided.

•                                         Customer 6 offers monthly consulting services in the consumer products, retail and couponing markets. The consulting services received by the Company have resulted in entry by the Company into the new area of grocery stores and retail markets advertising.

5210 E Williams Circle, Suite 500

Tucson, AZ 85711

866.331.5324 • Office: 520.663.0007

4825-5140-2017.3

Securities and Exchange Commission

Attention: Stephen Krikorian & Ryan Rohn

December 15, 2014

•                                         Explain how you determined that the non-cash exchange of a license for services should be accounted under ASC 985-605 and ASC 985-845-10.

Answer: The Company determined that ASC 985-605 and ASC 985-845-10 were the appropriate guidance for these transactions through analogy as the licensing of our intellectual property is similar to the licensing of software. The licenses exchanged are measured at fair value using vendor-specific objective evidence as the licenses issued and the prepaid services received will be used in different lines of business. The revenue under the transaction is recognized upon delivery of the license and the prepaid service expense is recognized monthly over the term of the services agreement of one to two years as the services are received. The Company also considered ASC 605 and ASC 845 as follows:

•                                         ASC 605:  The revenue under these transactions is recognized when pervasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectability is reasonable assured (ASC 605) and probable (ASC 985-605). Accordingly, the revenue recognition criteria are met under both ASC 605 and ASC 985-605 prior to the Company recognizing revenue under these transactions.  Due to the nature of these transactions and that licensing the Company’s technology is similar to the licensing of software, the Company relied upon ASC 985-605.

•                                         ASC 845:  The Company evaluated ASC 845 and determined that ASC 985-845 was more applicable to these transactions due to the licensing of the Company’s patents being similar to the licensing of software. The focus of ASC 845 is on exchanges of inventory and barter transactions.

•                                         Clarify the types of licenses that you are exchanging with your customer.

Answer: As indicated above, the Company provides the customer with a license to incorporate the Company’s patented intellectual property in proprietary products that the customer intends to develop for specific markets and industry segments that the customer is involved in. The Company has a patent portfolio comprised of six issued patents in the United States.  The patent portfolio consists of patents that describe unique systems and methods for navigating devices and Internet content, as well as publication and automated solutions that connect to any content management system, and can deliver a mobile, usable, and accessible user experience to any consumer device.  The Company licenses to certain customers the right to incorporate the

5210 E Williams Circle, Suite 500

Tucson, AZ 85711

866.331.5324 • Office: 520.663.0007

4825-5140-2017.3

Securities and Exchange Commission

Attention: Stephen Krikorian & Ryan Rohn

December 15, 2014

Company’s patented intellectual property in proprietary products that the customer intends to develop.

•                                         As noted in the comment above, it appears that your primary business is the sale of software as a service (SaaS) technology platform. Tell us the guidance considered to present these non-cash exchanges as revenue rather than other income.

Answer: As indicated above, the Company develops, licenses and sells intellectual property and IP based products and licenses as a part of regular business operations and therefore does not consider IP licensing of non-cash exchanges to be other income. The Company completed 36 licensing transactions over the regular course of its business in 2014 through September 30, 2014.

In determining the presentation of these non-cash exchange transactions, the Company considered FASB Concepts Statement 6, which defines revenue as inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations. As described above, technology licensing of the Company’s intellectual property is one of the ongoing major activities of the Company.

•                                         Given that it does not appear that you sell licenses in your day to day operations, explain in sufficient detail how you determined the fair value of the technology and services exchanged and received.

Answer: As indicated in the answer above, the Company develops, licenses and sells intellectual property and IP based products and licenses as a part of regular business operations and therefore does not consider IP licensing of non-cash exchanges to be other income.

The fair value of the technology or services exchanged or received is determined within reasonable limits and used to determine vendor-specific objective evidence. The Company uses fair value guidance of the VSOE under ASC 985-605. See the response to the last bullet point in comment number three above for details of the establishment of the fair value of the licenses exchanged.

*******

5210 E Williams Circle, Suite 500

Tucson, AZ 85711

866.331.5324 • Office: 520.663.0007

4825-5140-2017.3

Securities and Exchange Commission

Attention: Stephen Krikorian & Ryan Rohn

December 15, 2014

The Company is responsible for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any questions regarding the responses included herein, please call me at 917-819-6990 or email me at todonnell@audioeye.com.

Sincerely,
/s/ Edward O’Donnell

Edward O’Donnell

Chief Financial Officer

CC:                      Ryan Rohn

Paul Arena

Nathaniel Bradley

Constantine Potamianos

James Thompson

Steven Vertucci

Jessica Lochmann Allen

David Ficksman

5210 E Williams Circle, Suite 500

Tucson, AZ 85711

866.331.5324 • Office: 520.663.0007

4825-5140-2017.3